Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Applied Materials, Inc.:

We consent to the use of our reports dated December 10, 2010, with respect to the consolidated balance sheets of Applied Materials, Inc. as of October 31, 2010 and October 25, 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), cash flows for each of the years in the three-year period ended October 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of October 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement on Form S-3.

Our report dated December 10, 2010 refers to an accounting change upon adoption of Accounting Standards Codification Topic 805, Business Combinations, during the year ended October 31, 2010.

/s/ KPMG LLP

Mountain View, California

June 1, 2011